Certificate of Incorporation
BEVERAGE PACKAGING (NEW ZEALAND) LIMITED 1940132
NZBN: 9429033412658
This is to certify that TAURUS AUSTRALIA HOLDINGS LIMITED was incorporated under the Companies Act 1993 on the 7th day of May 2007 and changed its name to BEVERAGE PACKAGING (NEW ZEALAND) LIMITED on the 26th day of May 2015.

Registrar of Companies 14th day of January 2019

Certificate generated 14 January 2019 02:57 PM NZDT